SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1. Documentation of the Extraordinary General Shareholders’ Meeting summoned for April 24, 2019.

Buenos Aires, March 19, 2019

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary and Extraordinary General Shareholders’ Meeting summoned for April 24, 2019

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present the following documentation of the referred Shareholders’ Meeting summoned for April 24, 2019.

We hereby attach:

a)             The call to Ordinary and Extraordinary General Shareholders’ Meeting.

b)             The proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

Sincerely,

Gabriel P. Blasi

Responsible for Market Relations

FREE TRANSLATION

TELECOM ARGENTINA S.A.

CALL TO ORDINARY AND EXTRAORDINARY

GENERAL SHAREHOLDERS’ MEETING

The shareholders of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”) are summoned to an Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 24, 2019, at 11 a.m. on the first call, and at 12 p.m. on the second call for the agenda of the ordinary shareholders’ meeting at the corporate offices at Ave. Alicia Moreau de Justo N° 50, Ground Floor, City of Buenos Aires, in order to consider the following items:

AGENDA

1)                Appoint two shareholders to sign the Minutes of the Meeting.

2)                Consider the documentation of Telecom Argentina required by Law No. 19,550 section 234 subsection 1, the Comisión Nacional de Valores (CNV) Rules, and the Bolsas and Mercados Argentinos (“BYMA”) Rules, as well as the financial documentation in English required by the US Securities & Exchange Commission Rules, for the Company’s thirtieth Fiscal Year, ended December 31, 2018 (“Fiscal Year 2018”).

3)                Consider the allocation of Retained Earnings as of December 31, 2018 ($ 26,918,365,656). The Board of Directors proposes the following allocation, and the Shareholders’ Meeting shall determine the distributable amount it deems appropriate: (i) $265,906,251 to establish the Legal Reserve; (ii) an amount such that restated for inflation in accordance with CNV Resolution 777/2018 equals $6,300,000,000 to Cash Dividends (in three equal installments, with the first installment being payable within thirty (30) calendar days of the Meeting’s approval, and the second and the third installments within ninety (90) and one hundred and eighty (180) calendar days of the Meeting’s approval, respectively, or on an earlier date that the Board of Directors may determine); (iii) $6,300,000,000 to the “Voluntary Reserve for Future Cash Dividends”; and (iv) $14,052,459,405 to the “Voluntary Reserve to maintain the level of investments in capital assets and the current level of solvency of the Company”. Delegation to the Board of Directors of powers to withdraw, totally or partially, on one or more times, the amount of up to $6,300,000,000 from the Voluntary Reserve for Future Cash Dividends” and its distribution as cash dividends, being these delegated powers able to be exercised until December 31, 2019.

4)                Consider the performance of members of the Board of Directors and members of the Supervisory Committee who have served from April 25, 2018 to the date of this Shareholders’ Meeting.

5)                Consider the compensation for the members of the Board of Directors who served during Fiscal Year 2018 (from the Shareholders’ Meeting of April 25, 2018 to the date of this Shareholders’ Meeting). Proposal to pay the total amount of $118,000,000, representing 2.28% of the ‘accountable earnings’, calculated according to CNV Rules Title II, Chapter III, section 3.

6)                Authorize the Board of Directors to pay advances on fees to those members of the Board of Directors who serve during Fiscal Year 2019 (from the date of this Shareholders’ Meeting until the Shareholders’ Meeting that considers the documentation for said year, contingent upon what said Meeting resolves).

7)                Consider the compensation of members of the Supervisory Committee for their services during Fiscal Year 2018 (from the Shareholders’ Meeting of April 25, 2018 to the date of this Shareholders’ Meeting). Proposal to pay the total amount of $12,000,000.

8)                Authorize the Board of Directors to pay advances on fees to those members of the Supervisory Committee who serve during Fiscal Year 2019 (from the date of this Shareholders’ Meeting to the Shareholders’ Meeting that considers the documentation for said year, contingent upon what said Meeting resolves).

9)                Elect five (5) regular members of the Supervisory Committee to serve during Fiscal Year 2019.

10)         Determine the number of Alternate Members of the Supervisory Committee to serve during Fiscal Year 2019 and elect them.

11)         Determine the compensation of the Independent Auditors who served during Fiscal Year 2018.

12)         Appoint the Independent Auditors of the financial statements for Fiscal Year 2019 and determine their compensation.

13)         Consider the budget for the Audit Committee of Telecom Argentina for Fiscal Year 2019 ($4,100,000).

14)         Consider the granting of guarantees, with the scope and to the extent established by the law, and in the terms described below, to regular and alternate members of the Company’s Board of Directors and the Supervisory Committee, the CEO, the Deputy General Director, the Chief Audit and Compliance Officer and their direct report Management, regarding complaints for actions in the performance of their duties, covered by the Directors and Officers’ liability insurance contracted by the Company (the “D&O Insurance”), in the event that the insurance company fails to comply with its obligations arising from the D&O Insurance against the insured, during the term of their offices and for up to six (6) years after they have ceased to serve in said positions.

THE BOARD OF DIRECTORS

Note 1: Item 14 on the Agenda will be addressed in accordance with the rules applicable to the extraordinary meeting, and the rest of the items will be addressed in accordance with the rules applicable to the ordinary meeting.

Note 2: To be able to attend the Shareholders’ Meeting, the holders of Class B and Class C shares must deposit the book-entry shareholding certificates issued for that purpose by ‘Caja de Valores S.A.’, no later than three business days prior to the date of the Shareholders’ Meeting, at Ave. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. Within the same term and timetable, the holders of book-entry shares Class A and D must notify their attendance to the Meeting. The deadline is April 17, 2019, at 5 p.m.

Note 3: The documentation to be discussed at the Shareholders’ Meeting, including the proposals of the Board of Directors related to the matters to be considered, are available at Telecom Argentina’s website: www.telecom.com.ar. Hard copies of such documents may be obtained at the place and time stated in Note 2.

Note 4: Pursuant to the provisions of CNV Rules in section 22 of Chapter II, Title II, at the time of registration to take part in the Shareholders’ Meeting and at the time of attending the Shareholders’ Meeting, shareholders must supply all the details of the holders and their representatives. Legal entities and other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 5: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 6: Shareholders are requested to be present at least 15 minutes prior to the scheduled time of the Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 24, 2019.

Proposal for the First Item on the Agenda:

The proposal to the Shareholders’ Meeting is “to appoint the two shareholders with the highest number of registered shares taking part in the Meeting to sign the Minutes.”

Proposal for the Second Item on the Agenda:

The proposal to the Shareholders’ Meeting is “to approve the documentation of Telecom Argentina for Fiscal Year 2018 required by CNV Rules Title IV, Chapter I, Section 1 (N.T. 2013), namely, the Annual Report and its Annex I (report on the degree of compliance with the Code of Corporate Governance); the Informative Briefing; the Report of CNV Rules Title IV Chapter III Section 12 and the BYMA Listing Rules Section 62; the Financial Statements and all their accompanying Notes and Annexes; the Report from the Supervisory Committee, the Annual Report submitted by the Audit Committee, and the rest of the documentation for the fiscal year, including English language documentation required by the Securities & Exchange Commission, in the manner in which it was submitted and adopted by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively, in their areas of competence.”

Proposal for the Third Item on the Agenda:

The Board of Directors proposes to the Shareholders’ Meeting to “perform the following allocation of Retained Earnings as of December 31, 2018 ($ 26,918,365,656), submitting to the consideration of the Shareholders’ Meeting the determination of the distributable amount it deems appropriate: (i) $265,906,251 to establish the Legal Reserve; (ii) an amount such that restated for inflation in accordance with CNV Resolution 777/2018 equals $6,300,000,000 to Cash Dividends (in three equal installments, with the first installment being payablewithin thirty (30) calendar days of the Meeting’s approval, and the second and the third installments within ninety (90) and one hundred and eighty (180) calendar days of the Meeting’s approval, respectively, or an earlier date as the Board of Directors may determine); (iii) $6,300,000,000 to the  “Voluntary Reserve for Future Cash Dividends; and (iv) $14,052,459,405 to the “Voluntary reserve to maintain the level of investments in capital assets and the current level of solvency of the Company”.

Furthermore, the Board proposes to “Delegate to the Board of Directors of the Company the powers to resolve, based on the evolution of the business, to withdraw totally or partially, on one or more times, the amount of up to $6,300,000,000 from the “Voluntary Reserve for Future Cash Dividends” and its

distribution as cash dividends to the shareholders, being entitled to exercise these delegated powers until December 31, 2019.”

As regards this proposal, it should be noted that following the introduction of CNV General Resolution No. 777/2018 (published in the Official Gazette on December 28, 2018), listed companies are required to use the method of restatement of their financial statements in homogenous currency, in accordance with International Accounting Standard No. 29 (IAS 29).

In connection with the distribution of earnings, the aforementioned CNV General Resolution No. 777/2018, determined that “The distribution of earnings should be considered in the currency of the date on which the Shareholders’ Meeting is held using the price index for the month prior to the meeting.” (section 3, item 1, subsection e), Chapter III, Title IV of the CNV Rules (N. T. 2013), “Statement in Constant Currency of Earnings Distributions”).

Therefore, it should be noted that this proposal for earnings distribution corresponds to amounts in constant currency as of December 31, 2018, and the Shareholders’ Meeting shall determine the amount it considers appropriate for distribution.

Proposal for the Fourth Item on the Agenda:

No proposal is formulated on this item, submitting for the consideration of the Shareholders’ Meeting the performance of the Members of the Board of Directors and Supervisory Committee of Telecom Argentina who have served from April 25, 2018 to the date of this Shareholders’ Meeting.

Proposal for the Fifth Item on the Agenda:

It is proposed to the Shareholders’ Meeting to “approve the payment of compensation to the members of the Board of Directors of Telecom Argentina serving during Fiscal Year 2018 (from the Shareholders’ Meeting of April 25, 2018 to this Shareholders’ Meeting) for a total of $118,000,000, which includes compensations for technical and administrative tasks undertaken by two directors under employment contract, and to delegate powers to the Board of Directors to distribute that amount as it deems appropriate. The proposed amount represents 2.28% of the accountable earnings determined according to CNV Rules Title II, Chapter III, section 3 (N.T. 2013).”

Proposal for the Sixth Item on the Agenda:

It is proposed to the Shareholders’ Meeting to “authorize the Board of Directors to pay advance fees to the members of the Board of Directors of Telecom Argentina that serve during Fiscal Year 2019 (from the date of this Meeting to the Meeting that considers the accounting documentation for Fiscal Year 2019), in accordance with the provisions of the General Corporations Law, and contingent upon what said Shareholders’ Meeting resolves”.

Proposal for the Seventh Item on the Agenda:

The Board of Directors proposes to the Shareholders’ Meeting to “approve the payment of compensation for members of the Supervisory Committee of Telecom Argentina for tasks performed during Fiscal Year 2018 (from the Shareholders’ Meeting of April 25, 2018 to this Shareholders’ Meeting), for a total of $12,000,000, to be equally distributed among the five regular members of the Supervisory Committee.”

Proposal for the Eighth Item on the Agenda:

The Board of Directors proposes to the Shareholders’ Meeting to “authorize the Board  of Directors to pay advance fees to the members of the Supervisory Committee of Telecom Argentina that serve during Fiscal Year 2019 (from the date of this Shareholders’ Meeting to the Shareholders’ Meeting that considers the accounting documentation for Fiscal Year 2019), contingent upon what said Shareholders’ Meeting resolves.”

Proposal for the Ninth Item on the Agenda:

The Board of Directors refrains from formulating a proposal regarding the persons to be appointed as regular members of the Supervisory Committee. The Shareholders nominating members to the Supervisory Committee are reminded of the following provision in section 79 of Law No. 26,831: ‘In publicly listed companies or companies with negotiable debt instruments, all members of the Supervisory Committee shall be independent’, and therefore they must inform the Shareholders’ Meeting if their nominees qualify as independent, pursuant to the standard set by the CNV Rules.

Proposal for the Tenth Item on the Agenda:

The Board of Directors proposes to the Shareholders’ Meeting “to have five (5) alternate members of the Supervisory Committee to serve during Fiscal Year 2019.”

The Board of Directors refrains from formulating a proposal regarding the persons to be appointed as alternate members of the Supervisory Committee.

Proposal for the Eleventh Item on the Agenda:

The Board of Directors proposes to the shareholders “to set the total compensation for the Independent Auditors of the Financial Statements of Telecom Argentina for Fiscal Year 2018 at $42,110,920 (which does not include VAT), of which $30,645,076 correspond to audit tasks of the Financial Statements, and $11,465,844 to audit tasks in connection with the certification under Sarbanes-Oxley Act Section 404.”

Proposal for the Twelfth Item on the Agenda:

The proposal for the Shareholders’ Meeting is “to appoint the firm Price Waterhouse & Co. S.R.L. as the Independent Auditors of the financial statements of Telecom Argentina for Fiscal Year 2019. If the proposal is accepted, Mr. Carlos Alberto Pace would act as the regular certifying accountant, and Mr. Marcelo Daniel Pfaff would act as his alternate. Furthermore, it is proposed that the compensation of the appointed Independent Auditors be determined by the Shareholders’ Meeting considering the accounting documentation for Fiscal Year 2019, empowering the Audit Committee to establish the method of service delivery and to make advance payments on fees.”

Proposal for the Thirteenth Item on the Agenda:

The proposal for the Shareholders’ Meeting is “to approve a budget of $4,100,000 for the operation of the Audit Committee in Fiscal Year 2019, in accordance with the estimate made by said Audit Committee.”

Proposal for the Fourteenth Item on the Agenda:

The Board proposes to the Shareholders’ Meeting to “approve the granting of guarantees, with the scope and to the extent established by the law, and in the terms described below, to regular and alternate members of the Company’s Board of Directors and the Supervisory Committee, the CEO, the Deputy General Director, the Chief Audit and Compliance Officer and their direct report Management, regarding complaints for actions in the performance of their duties, covered by the Directors and Officers’ liability insurance contracted by the Company (the “D&O Insurance”), in the event that the insurance company fails to comply with its obligations arising from the D&O Insurance against the insured, during the term of their offices and for up to six (6) years after they have ceased to serve in said positions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 19, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations